Exhibit 99.(a)(1)(H)

To All Rackable Systems Optionholders Eligible to Participate in the Offer to Exchange:

There will be 2 employee meetings held on Thursday, June 14th to discuss the terms of the Stock Option Exchange Offer and to answer any questions you may have. The meetings will start at 11:30 a.m. and 12:30 p.m. and will be held in the manufacturing building lunch room. Pizza will be served following each meeting. Remote employees please use the following dial-in number [_____] passcode [_____].